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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[ ] Form 3 Holdings Reported

[X] Form 4 Transactions Reported

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1. Name and Address of Reporting Person

Deal, Irving C.
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   (Last)               (First)                 (Middle)

3811 Turtle Creek Blvd., Suite 250
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                                    (Street)

Dallas, TX 75219
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol


Windsor Woodmont Black Hawk Resort Corp.
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

December 2000
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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7.  Individual or Joint/Group Reporting (Check Applicable Line)

    [ X ]  Form Filed by One Reporting Person
    [   ]  Form Filed by More than One Reporting Person

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Security Acquired (A) or        Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             & 4)           (Instr.4) (Instr. 4)
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Common Stock                          11/00              G            12,000       A     N/A        12,000        D
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                                                                                                                         By Normandy
Common Stock                                                                                      101,525        I       Inc. (1)
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                                                                                                                       By Windsor
Common Stock                                                                                      107,500        I  Woodmont LLC (2)
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Common Stock                                                                                       83,602        I     By spouse (3)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Director Stock       $16.50                                    (4)   4/13/10  Common     10,000            10,000     D
Option (right to buy)                                                         Stock
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Explanation of Responses:

(1) Mr. Deal has voting and dispositive power over these shares through his position as a director and CEO of Normandy, Inc. and may be deemed to have a pecuniary interest in the shares as a result of the fact that the shareholder of Normandy, Inc. is a trust, the beneficiaries of which are Mr. Deal's adult children. Mr. Deal disclaims beneficial ownership of these shares and this report shall not be deemed an admission that Mr. Deal is the beneficial owner of such securities for the purposes of Section 16 or for any other purpose.

(2) Mr. Deal's wife and Normandy, Inc. are members of Windsor Woodmont, LLC. Mr. Deal disclaims beneficial ownership of these shares and this report shall not be deemed an admission that Mr. Deal is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

(3) Mr. Deal disclaims beneficial ownership of all shares owned by his wife, and this report shall not be deemed an admission that Mr. Deal is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

(4)  The option vests in four equal installments beginning April 14, 2000.


/s/  Irving C. Deal                                              2/12/01
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      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.